[American Home Logo] American Home Mortgage 538 Broadhollow Road Melville, NY 11747 (516) 396-7700

April 21, 2006

Via Facsimile

Mr. Daniel H. Morris
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

American Home Mortgage Assets LLC,
Form S-3 Registration Statement
File No.: 333-131641

Dear Mr. Morris:

In connection with the above-captioned registration statement, we wish to advise you that we hereby request that the effective date of such registration statement be accelerated so that the same will become effective on April 21, 2006 at 5:00 p.m. EST or as soon as practicable thereafter.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN HOME MORTGAGE ASSETS LLC

By:	/s/ Michael Strauss
Name:	Michael Strauss
Title:	President